U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

    CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                  CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                           PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-04267                               April 22, 2002


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

INSTITUTIONAL FIDUCIARY TRUST


4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403






                        REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees of:

The Franklin Templeton Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the funds in Attachment I (hereafter referred to as the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of January 31, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2002, and with respect to agreement of security purchases and sales, for the periods indicated:

o Inspection of the records of Franklin/Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Francisco, California
April 22, 2002

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2002 and for the periods indicated.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2002 and for the periods indicated with respect to securities reflected in the investment accounts of the Funds.


By:



/s/ Kimberly H. Monasterio
-----------------------------------
Kimberley H. Monasterio
Principal Accounting Officer





                                                                    ATTACHMENT I


FUND                                                              PERIOD COVERED


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Franklin Strategic Income Investments Fund  October  1,  2001 - January 31, 2002
Franklin S&P 500 Index Fund                 October  1,  2001 - January 31, 2002
Franklin Global Health Care Securities Fund October  1,  2001 - January 31, 2002
Franklin Value Securities Fund              October  1,  2001 - January 31, 2002
Franklin Rising Dividends Fund              October  1,  2001 - January 31, 2002
Franklin Small Cap Fund                     October  1,  2001 - January 31, 2002
Franklin Aggressive Growth Fund             October  1,  2001 - January 31, 2002
Franklin Technology Fund                    October  1,  2001 - January 31, 2002
Franklin Templeton Asset Strategy Securities
Fund                                        December  1, 2001 - January 31, 2002
Franklin Templeton International Securities
Fund                                        December  1, 2001 - January 31, 2002


FRANKLIN STRATEGIC SERIES

Franklin Aggressive Growth Fund             December  1, 2001 - January 31, 2002
Franklin Large Cap Growth Fund              December  1, 2001 - January 31, 2002
Franklin US Long-Short Fund                 December  1, 2001 - January 31, 2002
Franklin Natural Resources Fund             December  1, 2001 - January 31, 2002
Franklin Biotechnology Discovery Fund       December  1, 2001 - January 31, 2002
Franklin Blue Chip Fund                     December  1, 2001 - January 31, 2002
Franklin Global Health Care Fund            December  1, 2001 - January 31, 2002
Franklin Global Communications Fund         December  1, 2001 - January 31, 2002
Franklin Strategic Income Fund              December  1, 2001 - January 31, 2002
Franklin California Growth Fund             December  1, 2001 - January 31, 2002
Franklin Technology Fund                    December  1, 2001 - January 31, 2002
Franklin Small Cap Growth Fund II           December  1, 2001 - January 31, 2002


FRANKLIN TEMPLETON FUND ALLOCATOR SERIES

Franklin Templeton Conservative Target Fund December 1, 2001  - January 31, 2002
Templeton Moderate Target Fund              December 1, 2001 -  January 31, 2002
Franklin Templeton Growth Target Fund       December 1,  2001 - January 31, 2002


FRANKLIN VALUE INVESTORS TRUST

Franklin MicroCap Value Fund                December  1, 2001 - January 31, 2002
Franklin Value Fund                         December  1, 2001 - January 31, 2002
Franklin Large Cap Value Fund               December  1, 2001 - January 31, 2002

FRANKLIN INVESTORS SECURITIES TRUST

Franklin Total Return Fund                  December  1, 2001 - January 31, 2002
Franklin Floating Rate Daily Access Fund    December  1, 2001 - January 31, 2002


MASTER/FEEDER

MONEY MARKET PORTFOLIO

IFT - Money Market Portfolio                August  1,  2001 -  January 31, 2002
IFT - Cash Reserves                         August  1,  2001 -  January 31, 2002
Money Fund                                  August 1, 2001 - January 31, 2002
Templeton Money Fund II                     August 1, 2001 - January 31, 2002

U.S. GOVERNMENT SECURITIES MMP

Federal Money Fund                          August  1,  2001 -  January 31, 2002
IFT - US Government Securities MMP          August  1,  2001 -  January 31, 2002

U.S. GOVERNMENT ADJUSTABLE RATE MORTGAGE PORTFOLIO

FIST - Adjustable US Government Securities  November 1,  2001 - January 31, 2002


Franklin Floating Rate Trust                December 1, 2001 - January 31, 2002
Franklin Real Estate Securities Fund        November 1, 2001 - January 31, 2002